

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2012

Via E-mail
Mr. Thomas G. McGonagle
Chief Financial Officer and Treasurer
Industrial Income Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

> **Re: Industrial Income Trust Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 000-54372**

Dear Mr. McGonagle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Cautionary Statement Regarding Forward-Looking Statements, page ii

1.   We refer to the first sentence in this section, which states that any statements "that are not historical facts … are forward-looking statements." This definition of forward-looking statements is too broad. Please include a revised definition in your response letter and include such definition in future filings.

Item 2. Properties, page 38

2.   Please tell us the average effective annual rent per square foot for your portfolio and include such data in your future Exchange Act filings.

3.   We note that your leases are typically triple net leases. Please include data on tenant ratings in your future Exchange Act filings.

4.   We refer to the Lease Expirations table on page 40. In your future Exchange Act filings, please include the number of tenants whose leases will expire in each year.

Item 7. Management's Discussion and Analysis and Results of Operations, Page 49

5.   We note your disclosure on page 54 includes aggregate FFO and aggregate distributions for the year ended December 31, 2011. In future Exchange Act filings, please include aggregate FFO and aggregate distributions paid since inception.

Pro Forma Financial Information (unaudited), page 74

6.   Please tell us how you determined that the estimates of incremental revenue, and any other estimates used in creating pro forma adjustments, are factually supportable as required by Article 11 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant